UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

PART I
NOTIFICATION

This Form 1-K is to provide an [X] Annual Report OR [  ] Special Financial Report

for the fiscal year ended 12/31/2022

FAST CASUAL CONCEPTS INC.
Exact name of issuer as specified in the issuer’s charter

Wyoming	83-4100110
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

141 Amsterdam Rd.

Grove City, PA 16127

Address of principal executive offices

724-748-4700

Telephone number

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, par value $0.001

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box [  ] and leave the rest of Part I blank.

Not applicable

Item 1. BUSINESS

Fast Casual Concepts, Inc. is a holding Company for distinctly-branded fast casual restaurants, including: Holy Cow Burgers and Ice Cream, Independent Taco, Third Eye Pies and others in the planning stages. Although the concept of fast casual originated in the United States in the 1990’s, it did not become mainstream until late 2000’s/early 2010’s. During the economic recession that began in 2007, the category of fast casual dining saw increased sales to the 18 – 34-year-old demographic. This demographic group has limited disposable spending for meals, so they tend to choose fast casual since it is perceived as healthier. A fast casual restaurant offers higher quality food than fast food restaurants, with fewer frozen or processed ingredients, but it does not provide full table service. It is an intermediate concept between fast food and casual dining, and usually priced accordingly.

Fast casual restaurants meet the following criteria:

1.	Limited-service or self-service format

2.	Average meal price between $8 and $15

3.	Made-to-order food with more complex flavors than fast food restaurants

4.	Upscale, unique or highly developed décor

5.	Most often will not have a drive thru

Fast Casual Concepts has franchised its Company-owned restaurants and has added food trucks as an option. The food trucks have served a dual purpose; it provides additional opportunities for customers to try our food while working as an advertising tool. Now Fast Casual Concepts is actively offering franchise opportunities to qualified buyers. Fast Casual Concepts is implementing franchising opportunities for food trucks as well. The three concepts are an answer to the increasing dining demand of millennials. They (1) want value for everything that they purchase, (2) will not accept anything that does not meet their expectations, and (3) want a pleasant dining experience in a socially comfortable environment. The three food sectors: burgers, tacos, and pizza are cuisines that millennials want to eat, and Fast Casual Concepts will operate the restaurants they want to patronize.

In today’s highly competitive environment, it is becoming increasingly more difficult to differentiate one restaurant concept from another. Fast Casual Concepts will do this by offering entrees made with fresh ingredients. The food will be prepared daily on the premises and seasoned to perfection. The grills and ovens in our restaurants will be out in the open and loaded with burgers, taco meat, and pizzas. With our high-quality, streamlined menu, diners will receive their food quickly and piping hot. We believe that fresh ingredients produce the high-quality products that today’s health-conscious consumer’s desire.

This business plan presents our vision and strategic plan to offer fast casual dining to our target market segments—the 18-34 year-old and position the brand for successful franchising in the future. This plan includes the restaurants, market strategy, investment requirements, financial forecasts, management team, and franchisee recruitment.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto of the Company, as well as the financial statements and the notes thereto, included in this Offering Circular. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Forward-looking Statements

Statements made in this Annual Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Overview

Prior to October 2022, we operated five stores, the Holy Cow, in Slippery Rock, PA, Third Eye Pies in Washington, PA, Third Eye Pies in Butler, PA and an Independent Taco and a Third Eye Pies both in Mercer, PA. All restaurant development, building and operations were discontinued on October 1, 2022 as the result of a Contract for the Purchase and Sale of a Business and Addendum to Franchise Agreement with Great American Ventures, an entity owned and operated by an officer and director of Fast Casual.

Following the sale of the stores, we turned our focus to the franchising and marketing of the Fast Casual brands, The Holy Cow Burgers and Ice Cream (“Holy Cow”), Independent Taco and Third Eye Pies. Revenues from continuing operations consist of franchise revenue.

Summary of Critical Accounting Estimates

The following significant accounting policies require management estimates and assumptions which may result in material impacts to Fast Casual’s financial condition.

Stock Based Compensation

We record stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has incurred net operating loss for financial-reporting and tax-reporting purposes. Accordingly, for Federal income tax purposes, the benefit for income taxes has been offset entirely by a valuation allowance against the related federal and state deferred tax asset for the years ended December 31, 2022 and 2021.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under are described as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

●	Level 3 – Inputs that are unobservable and significant for the asset or liability.

The carrying value of cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, notes payable and notes payable, related party, approximate their fair value due to the short-term maturity of those items. No other assets or liabilities were required to be recorded at fair value either on a recurring or non-recurring basis as of December 31, 2022 and 2021.

Results of Operations

For The Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Revenues

We had $15,625 and $0 in revenues from franchising activities during the year ended December 31, 2022 and 2021, respectively.

Operating Expenses

Operating expenses were $233,662 and $220,488 for the years ended December 31, 2022 and 2021, respectively. The $13,174, or 6% increase is a result of a $8,059 increase in general and administrative and a $5,115 increase in depreciation expense during the year ended December 31, 2022 compared to the prior year.

Loss from Operations

We incurred an operating loss of $218,037 for the year ended December 31, 2022 compared to $220,488 during the year ended December 31, 2021. The $2,451 decrease is mainly due to the due to the recognition of franchise revenues during the year ended December 31, 2022, we had no such revenues in the prior year.

Other Income and Expenses

We recognized total other expense of $78,057 for the year ended December 31, 2022 compared to other expense of $15,965 for the year ended December 31, 2021. The $62,092 increase is mainly due to the $84,600 lease termination fee received in 2021 as well as a $22,508 decrease in interest expense for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to decreases in notes payable from the discontinuation of the restaurant business in October 2022.

Net Loss from Continuing Operations

Net loss from continuing operations totaled $296,094 for the year ended December 31, 2022 compared to $236,453 for the year ended December 31, 2021, an increase of $59,641, or 25%. The increase in net loss from continuing operations is mainly due to the $62,092 increase in other expenses, slightly offset by the $2,451 decrease in losses from operations as discussed above.

Net Loss from Discontinued Operations

Net losses from discontinued operations totaled $650,624 and $113,588 for the years ended December 31, 2022 and 2021, respectively, and represent activities from the development, build and operation of corporate owned franchise restaurants until their disposition in October 2022. See Item 1. Business, for further discussion.

Liquidity and Capital Resources

Assets

Current assets at December 31, 2022 totaled $149,120 and was composed of $1,361 in cash, $92,317 in employee retention credits receivable, $55,008 in a related party receivable and $434 in prepaid expenses. Current assets at December 31, 2021 totaled $170,263 and was composed of $2,189 in cash, $92,317 in employee retention credits receivable, $55,939 in prepaid expenses and $19,818 in assets from discontinued operations at December 31, 2021.

Non-current assets consisted of $33,123 and $23,798 in property and equipment, net of accumulated depreciation, and $0 and $1,456,945 in assets from discontinued operations at December 31, 2022 and 2021, respectively.

Liabilities

Total liabilities were $817,900 and $2,185,158 as of December 31, 2022 and 2021, respectively, and consisted of current liabilities of $699,292 and $1,615,230, respectively. Current liabilities at December 31, 2022 consisted of $88,659 in accounts payable and accrued expenses, $2,427 in notes payable and $608,206 in notes payable, related party. Long term liabilities at December 31, 2022 consisted of $118,608 in a note payable. Current liabilities at December 31, 2021 consisted of $221,077 in accounts payable and accrued expenses, $1,778 in notes payable, $1,245,060 in notes payable, related party and $147,315 in liabilities from discontinued operations. Long term liabilities at December 31, 2021 consisted of $115,922 in a note payable and $454,006 in liabilities from discontinued operations.

Net Cash Used in Operating Activities

During the year ended December 31, 2022, our operating activities used net cash of $663,693 compared to $269,534 during the year ended December 31, 2021, or an increase of $394,159. The increase is mainly due to the $596,677 increase in net loss as discussed above, as well as a net $155,359 decrease in liabilities, partially offset by net changes in operating assets of $143,282 and non-cash changes in operating expenses and gains of $214,595. Operating cash used in discontinued operations was $16,457 and $138,418 for the years ended December 31, 2022 and 2021, respectively.

Cash used in investing activities was $442,670 during the year ended December 31, 2022, compared to $434,891 during the year ended December 31, 2021, both from cash payments for furniture and equipment purchases. Cash used in investing activities of discontinued operations was $426,670 and $411,627 for the years ended December 31, 2022 and 2021, respectively.

Financing activities provided $1,105,535 and $706,614 in cash during the years ended December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, we received $844,600 and $269,976 in cash from common stock, respectively. We received $674,307 and $434,770 in proceeds and repaid $397,656 and $48,813 in principal on notes payable to related parties during the years ended December 31, 2022 and 2021, respectively. We received $0 and $93,800 in proceeds from US government stimulus loans and repaid $15,716 and $20,444 on notes payable during the years ended December 31, 2022 and 2021, respectively. We had a cash overdraft of $22,675 at December 31, 2020, which was recovered in 2021, we had no such cash overdrafts during 2022.

The Company had a working capital deficit of $550,172 at December 31, 2022, as compared to $1,444,967 at December 31, 2021.

MANAGEMENT

Name	Position	Age	Start Date
George Athanasiadis	CEO	47	March 2019
Tim Seivers	COO	65	March 2019
Hunter Brown	CHAIRMAN	45	December 2021

George Athanasiadis, Tim Seivers and Hunter Brown combine for over 60 years of experience in marketing Restaurant experience. They have opened several successful businesses and know what it takes to build a new company. Mr. Seivers has extensive experience in building food service companies. Mr. Athanasiadis has started numerous successful companies and has extensive experience in building new companies. Mr. Brown has helped major franchises grow their bases and has a lot of experience in franchise management.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of December 31, 2022 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them.

Directors and Executive Officers or 5% or more	Amount	Percent
George Athanasiadis	55,600,000	54.6%
Tim Seivers	11,600,000	11.4%
Hunter Brown	100,000	0.1%
Jerrod Seivers	10,000,000	9.9%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the year ended December 31, 2022, Fast Casual Concepts Inc. paid a total of $62,500 of wages to management.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Fast Casual Concepts, Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fast Casual Concepts, Inc. and Subsidiary (the “Entity”) as of December 31, 2022 and 2021, and the related statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2022 and 2021, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Entity as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Entity will continue as a going concern. As discussed in Note 6 to the financial statements, the Entity has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Fast Casual Concepts, Inc. and Subsidiary in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Fast Casual Concepts, Inc. and Subsidiary is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated in the Going Concern paragraph above is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

We have served as Fast Casual Concepts, Inc. and Subsidiary’s auditor since 2020.

Goff Backa Alfera and Company, LLC

Pittsburgh, Pennsylvania

April 27, 2023

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021
ASSETS

CURRENT ASSETS
Cash	$1,361	$2,189
Employee retention credit receivable	92,317	92,317
Receivables from related party	55,008	—
Prepaid expenses	434	55,939
Assets from discontinued operations	—	19,818
Total current assets	149,120	170,263

OTHER NON-CURRENT ASSETS
Property and equipment, net	33,123	23,798
Assets from discontinued operations	—	1,456,945
TOTAL ASSETS	$182,243	$1,651,006

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses	88,659	221,077
Note payable, current portion	2,427	1,778
Notes payable, related party	608,206	1,245,060
Liabilities from discontinued operations	—	147,315
Total current liabilities	699,292	1,615,230

OTHER NON-CURRENT LIABILITIES
Note payable	118,608	115,922
Liabilities from discontinued operations	—	454,006
TOTAL LIABILITIES	817,900	2,185,158

STOCKHOLDERS' DEFICIT
Preferred stock; $0.001 par value, 10,000,000,000 and 10,000,000,000 shares authorized and 10,000,000,000 and 10,000,000,000 shares issued and outstanding	10,000	10,000
Common stock; $0.001 par value, 750,000,000 and 750,000,000 shares authorized and 101,753,000 and 103,423,500 shares issued and outstanding	101,753	103,424
Common stock subscribed	10,500	252,550
Additional paid-in capital	1,370,098	281,164
Accumulated deficit	(2,128,008)	(1,181,290)
Total stockholders' deficit	(635,657)	(534,152)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$182,243	$1,651,006

See Independent Auditor’s Report and Notes to the Consolidated Financial Statements.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2022	2021

REVENUES
Franchise fees	$15,625	$—
Total Revenue	15,625	—

COSTS AND EXPENSES
Cost of sales	—	—
Facility expenses	—	—
Compensation expense	—	—
General and administrative	226,987	218,928
Depreciation and amortization	6,675	1,560
Total operating expenses	233,662	220,488

Loss from Operations	(218,037)	(220,488)

OTHER INCOME (EXPENSE)
Government grant and loan forgiveness	—	84,600
Interest expense	(78,057)	(100,565)
Total other expense	(78,057)	(15,965)

Loss before income taxes	(296,094)	(236,453)

Provision for income taxes	—	—

Net loss from continuing operations	(296,094)	(236,453)

Loss from discontinued operations	(650,624)	(113,588)

Net (loss) income	$(946,718)	$(350,041)

Basic (loss) income per common share
Continuing operations	$(0.00)	$(0.00)
Discontinued operations	$(0.01)	$(0.00)
Net (loss) income per common share	$(0.01)	$(0.00)

Basic weighted average common shares outstanding	113,198,467	103,405,572

See Independent Auditor’s Report and Notes to the Consolidated Financial Statements.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Preferred Series A		Common Stock		Additional Paid-in Capital	Common Stock Subscribed	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2020	—	$—	103,248,500	$103,249	$173,913	$—	$(831,249)	$(554,087)

Preferred stock series A issued for conversion of related party debt	10,000,000	10,000	—	—	90,000	—	—	100,000

Common stock issued for cash	—	—	175,000	175	17,251	—	—	17,426

Common stock subscribed, net of issuance costs	—	—	—	—	—	252,550	—	252,550

Net loss for the year ended December 31, 2021	—	—	—	—	—	—	(350,041)	(350,041)

Balance, December 31, 2021	10,000,000	$10,000	103,423,500	$103,424	$281,164	$252,550	$(1,181,290)	$(534,152)

	Preferred Series A		Common Stock		Additional Paid-in Capital	Common Stock Subscribed	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2021	10,000,000	$10,000	103,423,500	$103,424	$281,164	$252,550	$(1,181,290)	$(534,152)

Common stock issued for cash, net of issuance costs	—	—	8,324,000	8,324	825,605	—	—	833,929

Common stock subscribed, net of issuance costs	—	—	—	—	—	10,500	—	10,500
Common stock issued for related party debt	—	—	10,000,000	10,000	990,000	—	—	1,000,000

Common stock issued for shares to be issued	—	—	3,605,500	3,605	248,945	(252,550)	—	—

Common stock issued for services	—	—	400,000	400	—	—	—	400

Common stock returned in related party asset sale	—	—	(24,000,000)	(24,000)	(975,615)	—	—	(999,615)

Net loss for the year ended December 31, 2022	—	—	—	—	—	—	(946,718)	(946,718)

Balance, December 31, 2022	10,000,000	$10,000	101,753,000	$101,753	$1,370,098	$10,500	$(2,128,008)	$(635,657)

See Independent Auditor’s Report and Notes to the Consolidated Financial Statements.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(946,718)	$(350,041)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Depreciation and amortization expense	180,217	158,421
Amortization of leased assets	103,807	88,325
Common stock issued for services	400	—
Government grant and loan forgiveness	—	(176,917)

Changes in operating assets and liabilities:
Inventory	(14,455)	10,604
Leased assets	57,150	(7,020)
Other assets	68,010	(36,161)
Accounts payable and accrued expenses	(6,321)	140,493
Lease liabilities	(105,783)	(97,238)
Net cash used in operating activities	(663,693)	(269,534)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(442,670)	(434,891)
Net cash used in investing activities	(442,670)	(434,891)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash overdraft	—	(22,675)
Common stock and shares to be issued for cash	844,600	269,976
Proceeds from the issuance of notes payable, related party	674,307	434,770
Proceeds from government stimulus loans	—	93,800
Payments on notes payable, related party	(397,656)	(48,813)
Payments on notes payable	(15,716)	(20,444)
Net cash provided by financing activities	1,105,535	706,614

Net change in cash	(828)	2,189
Cash, beginning of year	2,189	—

Cash, end of year	$1,361	$2,189

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$14,613	$7,992
Cash paid for taxes	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Common stock issued for related party notes payable	$1,000,000	$—
Common stock returned in related party asset sale	$999,615	$—
Right of use assets acquired through lease	$543,810	$—
Accrued interest applied to debt principal, related party	$73,276	$95,393
Accrued interest applied to debt principal	$3,730	$3,400
Preferred stock series A issued for conversion of related party notes payable	$—	$100,000

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Fast Casual Concepts, Inc. (“Fast Casual”, or the “Company”) and its wholly owned subsidiary, Fast Casual Concepts Franchising LLC (“Franchising”). Fast Casual was originally incorporated on March 23, 2019, under the laws of the State of Pennsylvania (PA). On April 13, 2020, the Company re-domiciled in the state of Wyoming, increasing its authorized number common shares available to be issued to 750,000,000 and effectuating a 10-for-1 forward-split of its common stock. Franchising was incorporated on February 24, 2021, under the laws of the state of Wyoming to pursue franchising opportunities for the Fast Casual brands.

Fast Casual was incorporated to develop, build, operate and franchise casual eating establishments under brand names such as The Holy Cow Burgers and Ice Cream (“Holy Cow”), Independent Taco and Third Eye Pies. Fast Casual operated five stores, the Holy Cow, in Slippery Rock, PA, Third Eye Pies in Washington, PA, Third Eye Pies in Butler, PA and an Independent Taco and a Third Eye Pies both in Mercer, PA. All restaurant development, building and operations were discontinued on October 1, 2022 as the result of a Contract for the Purchase and Sale of a Business and Addendum to Franchise Agreement (“Purchase Agreement”) with Great American Ventures, an entity owned and operated by an officer and director of Fast Casual (“Great American”) (see Note 7).

Basis of Presentation

The Financial Statements and related disclosures have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles of the United States (“U.S. GAAP”). Fast Casual has elected a calendar year-end.

Cash Equivalents

Fast Casual considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition Policy

Fast Casual recognizes revenue in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

Fast Casual recognizes revenue from continuing operations from franchising rights to its brand names. Franchising revenue was $15,625 and $0 during the years ended December 31, 2022 and 2021, respectively. All franchising revenue recognized during 2022 was a result of the purchase agreement.

Revenue from discontinued operations is from food and beverage sales of eating establishments which were sold on October 1, 2022 as the result of the aforementioned Purchase Agreement, whereby all of the eating establishment development, build and operations were sold to a related party (see Note 7).

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

Leases

All Fast Casual leases, which consisted of restaurant locations, were assigned to and assumed by the purchaser in the Purchase Agreement executed on October 1, 2022 (see Note 2). Operating lease assets and liabilities were recognized at the lease commencement date. Operating lease liabilities represented the present value of lease payments not yet paid. Operating lease assets represented rights to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, incremental borrowing rates corresponding to the reasonably certain lease term were estimated. If the estimate of our incremental borrowing rate was changed, operating lease assets and liabilities could differ materially.

Advertising

Production costs of commercials are expensed in the fiscal period the advertising is first aired while the costs of programming and other advertising, promotion and marketing programs are expensed as incurred. These costs are reported as part of general and administrative in the consolidated statements of operations.

Stock-Based Compensation

Fast Casual records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with FASB ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with FASB ASC 515, Equity-Based Payments to Non-Employees, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

The carrying values of cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, notes payable and notes payable, related party, approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

New Accounting Pronouncements

Fast Casual has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

In September 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Series Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326)-Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”), supplemented by subsequent accounting standards updates. The new standard requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13, as amended, is scheduled to become effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s consolidated financial position and results of operations.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not currently expected to have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Long Lived Assets

Periodically Fast Casual assesses potential impairment of its long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of ASC Topic 360, Property, Plant and Equipment. Fast Casual recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There were no such losses recognized during the years ended December 31, 2022 and 2021.

Basic and Diluted Loss Per Share

Fast Casual presents both basic and diluted earnings per share (EPS) on the face of the consolidated statements of operations for both continuing and discontinued operations. Basic EPS is computed by dividing net income (loss) from continuing and discontinued operations available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

The calculation of basic and diluted net loss per share are as follows:

	For the Year Ended December 31,
	2022	2021
Basic Loss Per Share:
Numerator:
Net loss from continuing operations	$(296,094)	$(236,453)
Net loss from discontinued operations	$(650,624)	$(113,588)
Net loss	$(946,718)	$(350,041)
Denominator:
Weighted-average common shares outstanding	113,198,467	103,405,572
Net loss per share from continuing operations	$(0.00)	$(0.00)
Net loss per share from discontinued operations	$(0.01)	$(0.00)
Basic net loss per share	$(0.01)	$(0.00)

Income Taxes

Fast Casual files income tax returns in the U.S. federal jurisdiction, and the state of Pennsylvania. Fast Casual’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31, 2022 and 2021:

	2022	2021
Deferred tax assets:
Net operating loss carryforward	$491,247	$187,897
Valuation allowance	(491,247)	(187,897)
	$—	$—

The federal income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations for the years ended December 31, 2022 and 2021 due to the following:

	2022	2021
Pre-tax book loss	$(198,811)	$(73,509)
Meals	41	393
Common stock issued for services	84	—
Valuation allowance	198,686	73,116
	$—	$—

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

The Company had net operating losses of approximately $2,339,868 that begin to expire in 2030.  Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years. In accordance with the statute of limitations for federal tax returns, the Company’s federal tax returns for the years 2020 through 2022 are subject to examination.

NOTE 2 - RELATED PARTY TRANSACTIONS

Notes Payable

On December 31, 2020 Fast Casual entered into an unsecured note in the amount of $527,990, accruing interest at the rate of 0.8% monthly and due on December 31, 2021. During the year ended December 31, 2021, Fast Casual received additional funding of $58,600 and capitalized accrued interest of $55,154, while repaying $16,000 in cash. During December 2021, Fast Casual issued 5,500,000 shares of series A preferred stock valued at $55,000 for principal. To memorialize the additional funding and accrued interest, on December 31, 2021, Fast Casual entered into a new unsecured note in the amount of $570,744, accruing interest at the rate of 0.8% monthly and due in full on December 31, 2022. During the year ended December 31, 2022, Fast Casual received additional funding of $233,400, capitalized accrued interest of $25,720, repaid $259,400 in cash and issued 5,000,000 shares of the Company’s common stock valued at $500,000 for principal. To memorialize the additional funding and accrued interest on December31, 2022, Fast Casual entered into a new unsecured note in the amount of $70,464, accruing interest at the rate of 0.8% monthly and due in full on December 31, 2023. The balance of the note was $70,464 and $570,744 at December 31, 2022 and 2021, respectively.

On December 31, 2020, Fast Casual entered into an unsecured note in the amount of $330,031, accruing interest at the rate of 0.8% monthly and due December 31, 2021. During the year ended December 31, 2021, Fast Casual received additional funding of $227,250 and capitalized accrued interest of $40,240, while repaying $149 in cash. During December 2021, Fast Casual issued 4,500,000 shares of series A preferred stock valued at $45,000 for principal. To memorialize the additional funding and accrued interest, on December 31, 2021, Fast Casual entered into a new unsecured note in the amount of $552,375, accruing interest at the rate of 0.8% monthly and due in full on December 31, 2022. During the year ended December 31 2022, Fast Casual received additional funding of $431,757, capitalized accrued interest of $47,556, repaid $98,393 in cash and issued 5,000,000 shares of the Company’s common stock valued at $500,000 for principal. To memorialize the additional funding and accrued interest, on December 31, 2022, Fast Casual entered into a new unsecured note in the amount of $433,295, accruing interest at the rate of 0.8% monthly and due in full on December 31, 2023. The balance of the note was $433,295 and $552,375 at December 31, 2022 and 2021, respectively.

On December 31, 2020, Fast Casual entered into a new unsecured note in the amount of $110,000 that will not accrue interest and is due on December 31, 2021. During the year ended December 31, 2021, Fast Casual received additional funding of $43,192 and repaid $31,250. To memorialize the additional funding on December 31, 2022. During the year ended December 31, 2022, Fast Casual received additional funding of $9,150 and repaid $26,645. To memorialize the additional funding, on December 31, 2022, Fast Casual entered into a new unsecured note in the amount of $104,447 that will not accrue interest and is due on December 31, 2023. The balance of the note was $104,447 and $121,942 at December 31, 2022 and 2021, respectively.

During November 2021, Fast Casual entered into a note payable with a related party. The note was unsecured, incurred interest at 3.75% annually and was payable in monthly payments of principal and interest totaling $2,208, with a maturity date on November 17, 2027. As a result of the Purchase Agreement with Great American discussed above, this note was assigned and assumed by Great American at October 1, 2022. Fast Casual repaid $13,218 in principal during the year ended December 31, 2022. The balance of the note payable was $0 and $104,310 at December 31, 2022 and 2021, respectively, and is included in liabilities from discontinued operations in the consolidated balance sheets.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

Fast Casual’s notes payable to related parties consist of the following at:

	December 31,
	2022	2021
Note payable, interest at 0.8% monthly, unsecured, due December 31, 2023	$70,464	$570,744
Note payable, interest at 0.8% monthly, unsecured, due December 31, 2023	433,295	552,375
Note payable, no interest, unsecured, due December 31, 2023	104,447	121,942
Total:	608,206	1,245,060
Less: current portion	$(608,206)	$(1,245,060)
Long-term notes payable	$—	$—

Lease

During April 2019, Fast Casual and an entity owned and operated by an officer and director of Fast Casual, entered into a ten-year lease for a restaurant space in Slippery Rock, PA, ending April 30, 2029. The base rent of the lease is $1,350 per month and Fast Casual is responsible for all operating expenses for the property throughout the term of the lease. On October 1, 2022, as a result of the Purchase Agreement with Great American discussed above, this lease was assigned to and assumed by Great American.

NOTE 3 - STOCKHOLDERS’ DEFICIT

2022

During the year ended December 31, 2022, Fast Casual issued 8,324,000 shares of its common stock for cash of $834,100, or $0.10 per share. There was $171 in stock issuance costs related to the sales of common stock.

During the year ended December 31, 2022 Fast Casual issued 10,000,000 shares of its common stock for related party debt of $1,000,000, or approximately $0.10 per share.

During February 2022, Fast Casual issued 3,605,500 shares of common stock for $252,550 in common stock subscriptions.

During February 2022, Fast Casual issued 400,000 shares of common stock for services valued at $400.

On October 1, 2022, as a result of the Purchase Agreement with Great American discussed above, 24,000,000 shares of common stock were returned to the Company and retired. Fast Casual, as a result of the related party nature of the transaction, recorded the receipt and retirement of the 24,000,000 shares of common stock against common stock and paid-in capital as a deemed contribution resulting in a reduction in equity of $999,615..

In December 2022, Fast Casual collected a total of $10,500 in cash for common stock subscribed.

2021

During January 2021, Fast Casual issued 175,000 shares of its common stock for cash of $17,500, or $0.10 per share.

Between September and December 2021, Fast Casual collected a total of $252,550 in cash for common stock subscriptions.

During December 2021, Fast Casual issued a total of 10,000,000 shares of series A preferred stock valued at $10,000, or $0.10 per share, for principal on related party notes payable.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

NOTE 4 - LEASES

As discussed about in Note 2, On October 1, 2022, Fast Casual entered into a Purchase Agreement with Great American whereby Great American assumed and were assigned all operating leases for stores. As such, Fast Casual does not have any outstanding leases as of December 31, 2022.

During the years ended December 31, 2022 and 2021, Fast Casual recorded $543,810 and $6,358, respectively, in right-to-use lease assets and lease liabilities related to the above-described leases. During the years ended December 31, 2022 and 2021, Fast Casual recognized $146,225 and $121,448 in facility expenses from amortization of leased assets and interest on lease liabilities, respectively. All expenses from leases are accounted for as being from discontinued operations.

NOTE 5 - NOTES PAYABLE

Equipment Financing

During October 2019, Fast Casual entered into a note payable for equipment totaling $129,797. As discussed about in Note 2, On October 1, 2022, as part of the Purchase Agreement with Great American, Great American assumed the $75,393 balance of the note. The balance of the note was included as part of liabilities from discontinued operations as of December 31, 2022 and 2021.

Coronavirus Aid, Relief and Economic Security Act (“CARES Act”)

During April 2020, Fast Casual received loan proceeds of $64,600 under the Paycheck Protection Program (“PPP”).  The PPP, established as part of the CARES Act, provides for loans to qualifying businesses to be used for eligible purposes, including payroll, benefits, rent and utilities. The PPP loan, if not forgiven, is to be repaid over two years at an annual interest rate of 1%, with a deferral of payments for the first six months. The PPP loan was eligible for forgiveness if utilized in accordance with the above requirements, subject to limitations and was forgiven in January 2021, resulting in the recognition of a $64,600 in PPP loan forgiveness during the year ended December 31, 2021.

During August 2021, the EIDL authorized amount was amended to $114,400 and Fast Casual borrowed an additional $73,800. The amended terms call for interest at 3.75% and installment payments of principal and interest of $577 per month beginning twenty-four months from the date of the original note in 2020.

The balance of the EIDL, including accrued interest, was $121,035 and $117,700 at December 31, 2022 and 2021, respectively.

During April 2021, Fast Casual received a $20,000 grant under COVID Hospitality Industry Recovery Program (“CHIRP”). The grant does not have to be repaid and was recognized as other income in the consolidated statements of operations for the year ended December 31, 2021.

In addition to the PPP and CHIRP, Fast Casual was eligible for a refundable employee retention credit equal to 50% of qualified wages per employee through December 31, 2020 and 20% of qualified wages per employee during a quarter, capped at $7,000 per employee, through September 30, 2021. During the year ended December 31, 2021, Fast Casual recognized other income totaling $92,317 and a corresponding receivable as of December 31, 2021, which remains as a receivable as of December 31, 2022.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

A summary of notes payable are as follows:

	December 31,
	2022	2021
EIDL, interest at 3.75% per annum, due in monthly payments beginning 2021	121,035	117,700
Total:	121,035	117,700
Less: current portion	(2,427)	(1,778)
Long-term debt, net	$118,608	$115,922

Maturities of the above note payable are as follows at December 31, 2022:

2023	$2,427
2024	2,519
2025	2,615
2026	2,715
2027	2,819
Thereafter	107,940
Total	$121,035

NOTE 6 - GOING CONCERN

Fast Casual's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Fast Casual has accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the Fast Casual's ability to continue as a going concern are as follows:

To date, Fast Casual has raised over $1,000,000 and is seeking to raise up to $5,000,000 total through private placements of its common stock. Funds received from the issuance of debt and equity is being used to expand brand identity through location expansion and identify new revenue sources to achieve profitability.  The continuation of Fast Casual as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows.  If Fast Casual is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Fast Casual will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of Fast Casual to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7 - DISCONTINUED OPERATIONS

On October 1, 2022, Fast Casual entered into a Purchase Agreement with Great American, whereby, Great American purchased all restaurant equipment, fixtures and existing inventory and assumed certain liabilities of Fast Casual, including outstanding accounts payable, accrued expenses and payroll liabilities as well as the five operating leases for each restaurant space, an equipment note payable and a related party note payable. The principal owner of Great American returned 24,000,000 shares of Fast Casual common stock to the Company, which, due to the related party nature of the transaction were retired at the net book value of the assets transferred, and liabilities assumed. Also, as a result of timing of the agreement, $50,866 in accounts receivable were reclassified to related party receivables from Great American as of December 31, 2022 and are being received as collected.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

The following is a detail of the assets and liabilities sold in the Purchase Agreement:

Assets:
Inventory	$34,273
Prepaid and other assets	8,573
Property and equipment, net	1,324,666
Right of use assets	779,139
Other non-current assets	13,288
Total Assets	$2,159,939
Liabilities:
Accounts payable and accrued expenses	$47,014
Right of use liabilities	844,323
Notes payable, related party	92,379
Notes payable	75,393
Total Liabilities	$1,059,109

As a result of the Purchase Agreement, Fast Casual removed the above listed assets and liabilities and recorded the receipt and retirement of 24,000,000 shares of Fast Casual common stock against paid-in capital as a deemed contribution resulting in a reduction in equity of $999,615, calculated as follows:

Assets	$2,159,939
Less: liabilities	(1,059,109)
Net assets sold	1,100,830
Less: receivable for in transit receivables	(101,215)
Return of common stock	$999,615

The disposition of the restaurant development, construction and operations business qualified as a discontinued operation as it represented a significant strategic shift of the Company’s operations and financial results. In addition, the operations and cash flows of the restaurant operations business can be distinguished, operationally and for financial reporting purposes, from the remaining operations of the Company.

The historical balance sheet and statements of operations of the restaurant business have been presented as discontinued operations in the consolidated financial statements for periods prior to the sale. Discontinued operations include the results of Fast Casual’s restaurant business.

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

The carrying amounts of the major classes of assets and liabilities of the Company’s discontinued operations as of December 31, 2021 were as follows:

ASSETS
CURRENT ASSETS
Inventory	$19,818
Total current assets	19,818
OTHER NON-CURRENT ASSETS
Right of use asset – operating lease	357,926
Other assets	12,788
Property and equipment, net	1,086,231
TOTAL ASSETS	$1,476,763
LIABILITIES
Current liabilities:
Note payable, related party	$17,826
Note payable	23,441
Operating lease liabilities	106,048
Total current liabilities	147,315
OTHER NON-CURRENT LIABILITIES
Operating lease liabilities	300,248
Note payable	67,273
Note payable, related party	86,485
TOTAL LIABILITIES	$601,321

The operating results of the Company’s discontinued operations through the date of the Purchase Agreement are as follows:

	For the Years Ended December 31,
	2022	2021
REVENUES
Net food and beverage sales	$973,060	$1,491,717
Total Revenue	973,060	1,491,717

COSTS AND EXPENSES
Cost of sales	532,086	745,916
Facility expenses	146,225	121,448
Compensation expense	413,253	416,251
General and administrative	347,530	241,777
Depreciation and amortization	173,542	156,861
Total operating expenses	1,612,636	1,682,253

Loss from discontinued operations	(639,576)	(190,536)

OTHER INCOME (EXPENSE)
Interest expense	(11,048)	(7,652)
Other income	—	84,600
Total other income (expense)	(11,048)	76,948

Net loss from discontinued operations	$(650,624)	$(113,588)

FAST CASUAL CONCEPTS, INC. AND SUBSIDIARY
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

Total cash used in operating and investing activities of discontinued operations were $(16,457) and $(426,670), respectively, for the year ended December 31, 2022 and $(138,418) and $(417,627), respectively, for the year ended December 31, 2022.

NOTE 8 - SUBSEQUENT EVENTS

Fast Casual reviewed subsequent events through April 27, 2023, the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 28, 2023

FAST CASUAL CONCEPTS, INC.

By:	/s/ George Athanasiadis
	Name:	George Athanasiadis
	Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on April 28, 2023

FAST CASUAL CONCEPTS, INC.

By:	/s/ George Athanasiadis
	Name:	George Athanasiadis
	Title:	Chief Executive Officer and Director